Mail Stop 4561

October 20, 2009

Justin N. Craig
President, Chief Executive Officer and Chief Financial Officer
Medical Design Studios, Inc.
7231 South Rome Street
Aurora, CO 80016

   Re: **Medical Design Studios, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 30, 2009
     File No. 333-144596

Dear Mr. Craig:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

           Sincerely,

           Stephen Krikorian
           Accounting Branch Chief